RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

Pricing Supplement Dated February 8, 2012 To the Product Prospectus Supplement Dated March 1, 2011, Prospectus Dated January 28, 2011 and Prospectus Supplement Dated January 28, 2011	$4,000,000 Autocallable Reverse Convertible Notes Linked to the Worst Performing of Two Equity Securities

Royal Bank of Canada is offering Autocallable Reverse Convertible Notes linked to the Worst Performing of two equity securities: (1) Apple Inc. and (2) Microsoft Corporation (“RevCons” or the “Notes”). The RevCons offered are senior unsecured obligations of Royal Bank of Canada, will pay a coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement, as set forth below.

The RevCons do not guarantee any return of principal at maturity. Any payments on the RevCons are subject to our credit risk.
Investing in the RevCons involves a number of risks. See “Selected Risk Considerations” on page P7, “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to Your Notes” beginning on page PS-4 of the product prospectus supplement dated March 1, 2011.

The RevCons will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Issuer:	Royal Bank of Canada	Listing:	None
Pricing Date:	February 8, 2012	Principal Amount:	$1,000 per RevCons
Issue Date:	February 13, 2012	Coupon Payments:	Each coupon will be paid in equal monthly payments. (30/360)

Reference Stocks	Initial Stock Prices	Barrier Prices
Apple Inc. (“AAPL”)	$476.68	$309.84
Microsoft Corporation (“MSFT”)	$30.66	$19.93
Final Stock Price:	The closing price of each Reference Stock on the valuation date.
Automatic Call:
The Notes will be automatically called if the closing prices of both Reference Stocks are equal to or greater than their respective Initial Stock Price on a monthly Call Date.  The Call Price will be 100% of the principal amount, plus any accrued and unpaid interest.

Payment at Maturity (if held to maturity):	For each $1,000 principal amount, $1,000 plus any accrued and unpaid interest at maturity, unless the Final Stock Price of either Reference Stock is less than its respective Barrier Price.
If the Final Stock Price for either Reference Stock is less than its Barrier Price, then the investor will receive at maturity, instead of the principal amount, in addition to accrued and unpaid interest, the number of shares of the Worst Performing Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.

Investors could lose some or all of their investment at maturity if there has been a decline in the trading price of any Reference Stock.
Monitoring Period:	The Valuation Date.
Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Worst Performing Reference Stock equal to the principal amount divided by its Initial Stock Price, subject to adjustment as described in the product prospectus supplement.

Term of Note	Cusip	Coupon Rate	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada

12 months	78008TS88	7.20%	100%	$20,000 0.50%	$3,980,000 99.50%

The price at which you purchase the RevCons includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the RevCons. As a result, you may experience an immediate and substantial decline in the market value of your RevCons on the Issue Date.

We may use this pricing supplement in the initial sale of the RevCons. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the RevCons after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Reverse Convertible Notes due February 13, 2013 Linked to the Worst Performing of Two Equity Securities

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:
This pricing supplement relates to an offering of Reverse Convertible Notes (“RevCons” or the “Notes”) linked to the worst performing of two equity securities, (each a “Reference Stock,” and collectively, the “Reference Stocks”).  The Notes have a term of twelve (12) months.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Medium-Term Notes, Series E

Pricing Date:	February 8, 2012

Issue Date:	February 13, 2012

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Designated Currency:	U.S. Dollars

Coupon Rate:	7.20%

Coupon Payment:	Each coupon will be paid in equal monthly payments. (30/360)

Coupon Payment Date(s):
The coupon will be paid monthly on March 13, 2012, April 13, 2012, May 14, 2012, June 13, 2012, July 13, 2012, August 13, 2012, September 13, 2012, October 15, 2012, November 13, 2012, December 13, 2012, January 14, 2012 and on the Maturity Date.

Automatic Call:	If, on any Call Date, the closing prices of both Reference Stocks are equal to or greater than their respective Call Price, then the Notes will be automatically called.

Payment if Called:
If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

Call Prices:	The Initial Stock Price of the applicable Reference Stock.

Call Dates:	Monthly on March 8, 2012, April 9, 2012, May 8, 2012, and June 8, 2012, July 9, 2012, August 8, 2012, September 10, 2012, October 8, 2012, November 8, 2012, December 10, 2012 and January 8, 2013.

Call Settlement Date:	Three business days following the applicable Call Date.

Valuation Date:	February 8, 2013

Maturity Date:	February 13, 2013, unless subject to the Automatic Call.

Reference Stocks:	Apple Inc. (“AAPL”) and Microsoft Corporation (“MSFT”).

Worst Performing Reference Stock:	The Reference Stock which has the lowest Percentage Change. “Percentage Change” means, expressed as a percentage, an amount equal to: Final Stock Price – Initial Stock Price Initial Stock Price

RBC Capital Markets, LLC
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Reverse Convertible Notes due February 13, 2013 Linked to the Worst Performing of Two Equity Securities

Term:	As set forth on the cover page.

Initial Stock Prices:	As set forth on the cover page.

Final Stock Prices:	The closing price of each Reference Stock on the Valuation Date.

Payment at Maturity (if held to maturity):
For each $1,000 in principal amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity, unless the Final Stock Price of either Reference Stock is less than its Barrier Price.

If the Final Stock Price of either Reference Stock is less than its Barrier Price, then the investor will receive at maturity, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, the number of shares of the Worst Performing Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.  If we elect to deliver shares of the Worst Performing Reference Stock, fractional shares will be paid in cash.

Investors in the Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of any Reference Stock.

Monitoring Period:	The Monitoring Period will consist solely of the Valuation Date.

Monitoring Method:	Close of Trading Day.

Physical Delivery Amount:
For each $1,000 in principal amount, a number of shares of the Worst Performing Reference Stock equal to the principal amount divided by its Initial Stock Price, subject to adjustment as described in the product prospectus supplement.  If this number is not a round number, then the number of shares of the Worst Performing Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Cash Delivery Amount:	The product of the Physical Delivery Amount multiplied by the Final Stock Price of the Worst Performing Reference Stock.

Calculation Agent:	RBC Capital Markets, LLC

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date.  The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

Listing:	None

Settlement:	DTC global notes

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and on pages P2 and P3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

RBC Capital Markets, LLC
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Reverse Convertible Notes due February 13, 2013 Linked to the Worst Performing of Two Equity Securities

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated March 1, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated March 1, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement dated March 1, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000713/d31110424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC
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HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The examples set forth below are provided for illustration purposes only.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of any Reference Stock.  The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the price of each Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the actual performance of each Reference Stock.

The table below illustrates the Payment at Maturity of the notes (excluding the final Coupon) for a hypothetical range of performance for the Worst Performing Reference Stock assuming an Initial Stock Price of $100.00, a Barrier Price of $65.00 and an initial investment of $1,000, and assuming the notes are not called. Hypothetical Final Stock Prices are shown in the first column on the left.  For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Stock Price and no market disruption events. The second column shows the Payment at Maturity for a range of Final Stock Prices on the Valuation Date.  The third column shows the Physical Delivery Amount as a number of shares of the Worst Performing Reference Stock. The fourth column shows the Cash Delivery Amount, should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount. If the notes are automatically redeemed prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

We make no representation or warranty as to which of the Reference Stocks will be the Worst Performing Reference Stock for purposes of calculating the payment, if any, we will deliver or pay on the Maturity Date.

Hypothetical Final Stock Price	Payment at Maturity as Percentage of Principal Amount	Physical Delivery Amount as Number of Shares of the Worst Performing Reference Stock	Cash Delivery Amount
$100.00	100.00%	n/a	n/a
$85.00	100.00%	n/a	n/a
$75.00	100.00%	n/a	n/a
$65.00	100.00%	n/a	n/a
$64.90	Physical or Cash Delivery Amount	10.00	$649.00
$55.00	Physical or Cash Delivery Amount	10.00	$550.00
$50.00	Physical or Cash Delivery Amount	10.00	$500.00
$25.00	Physical or Cash Delivery Amount	10.00	$250.00
$0.00	Physical or Cash Delivery Amount	10.00	$0.00

RBC Capital Markets, LLC
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Reverse Convertible Notes due February 13, 2013 Linked to the Worst Performing of Two Equity Securities

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the Worst Performing Reference Stock increases by 25% from the Initial Stock Price of $100.00 to the Final Stock Price of $125.00.  Because the price of the Worst Performing Reference Stock is greater than the Barrier Price of $65.00, the investor receives at maturity, in addition to any accrued and unpaid coupon on the securities, a cash payment of $1,000.00 per security, despite the 25% appreciation in the value of the Worst Performing Reference Stock.

Example 2: The price of the Worst Performing Reference Stock decreases by 15% from the Initial Stock Price of $100.00 to the Final Stock Price of $85.00.  Because the price of the Worst Performing Reference Stock is greater than the Barrier Price of $65.00, the investor receives at maturity, in addition to any accrued and unpaid coupon on the securities, a cash payment of $1,000.00 per security, despite the 15% decline in the value of such Worst Performing Reference Stock.

Example 3: The price of the Worst Performing Reference Stock is $50.00 on the Valuation Date, which is less than the Barrier Price of $65.00. Because the price of the Worst Performing Reference Stock is less than the Barrier Price of $65.00 on the Valuation Date, we will pay the Physical Delivery Amount (or at our option, the Cash Delivery Amount), in addition to any accrued and unpaid coupon on the securities.  As of the Valuation Date, the value of the Physical Delivery Amount (or Cash Delivery Amount, if applicable) that you will receive is $500 per $1,000 in principal amount of the notes, representing a 50% loss on your investment.

The Payments at Maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stocks that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in any Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond purchased, and an option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.

RBC Capital Markets, LLC
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Reverse Convertible Notes due February 13, 2013 Linked to the Worst Performing of Two Equity Securities

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stocks.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose some or a substantial value of their principal amount if there is a decline in the trading price of either Reference Stock between the pricing date and the valuation date. The rate of interest payable on the Notes, which will be payable for less than one year, may not be sufficient to compensate for any such loss.

•
Notes Are Linked to the Worst Performing Reference Stock — If either of the Reference Stocks has a Final Stock Price that is less than its Barrier Price, your return will be linked to the worst performing of the two Reference Stocks.  It is possible that  both of the Reference Stocks will have a negative Percentage Change.

•
The Notes Are Subject to an Automatic Call — If, on the Call Date, the closing price of each Reference Stock is equal to or greater than its Call Price, then the Notes will be automatically called.  If the Notes are automatically called, then, on the Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.  You will not receive any interest payments after the Call Settlement Date.  You may be unable to reinvest your proceeds from the Automatic Call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.

•
Market Disruption Events and Adjustments — The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity — The price at which you purchase the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

RBC Capital Markets, LLC
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Reverse Convertible Notes due February 13, 2013 Linked to the Worst Performing of Two Equity Securities

U.S. FEDERAL TAX INFORMATION

RevCon 78008TS88: 1.08% of each stated interest payment (7.20% in total) will be treated as an interest payment and 6.12% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated March 1, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to your Notes.

RBC Capital Markets, LLC
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Reverse Convertible Notes due February 13, 2013 Linked to the Worst Performing of Two Equity Securities

INFORMATION REGARDING THE REFERENCE STOCKS

Each Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding each Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding each issuer of the Reference Stocks is derived from publicly available information.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuer with the SEC, information published by its on its website or in any other format, information about it obtained from any other source or the information provided below.

•
Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers. Its common stock trades on the Nasdaq Global Select Market under the symbol “AAPL.”

o	Information filed with the SEC under the Exchange Act can be located by referencing its CIK number: 0000320193

•
Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. The company also develops video game consoles and digital music entertainment devices. Its common stock trades on the Nasdaq Global Select Market under the symbol “MSFT.”

o	Information filed with the SEC under the Exchange Act can be located by referencing its CIK number: 0000789019

RBC Capital Markets, LLC
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Reverse Convertible Notes due February 13, 2013 Linked to the Worst Performing of Two Equity Securities

HISTORICAL INFORMATION

The following graphs set forth the recent historical performances of each Reference Stock.  In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of each Reference Stock.  The information provided in each table is for the four calendar quarters of 2009, 2010, and 2011, as well as for the period from January 1, 2012 to February 8, 2012.

We obtained the information regarding the historical performance of each Reference Stock in the charts below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of each Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of each Reference Stock on the Valuation Date.  We cannot give you assurance that the performance of each Reference Stock will not result in the loss of all or part of your investment.

RBC Capital Markets, LLC
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Reverse Convertible Notes due February 13, 2013 Linked to the Worst Performing of Two Equity Securities

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2009	3/31/2009	109.90	78.20	105.12
4/1/2009	6/30/2009	146.40	103.90	142.43
7/1/2009	9/30/2009	188.89	134.42	185.37
10/1/2009	12/31/2009	213.94	180.76	210.86

1/1/2010	3/31/2010	237.48	190.26	234.93
4/1/2010	6/30/2010	279.00	199.35	251.53
7/1/2010	9/30/2010	294.73	235.56	283.75
10/1/2010	12/31/2010	326.65	277.77	322.56

1/1/2011	3/31/2011	364.90	324.88	348.45
4/1/2011	6/30/2011	355.00	310.65	335.67
7/1/2011	9/30/2011	422.85	334.22	381.18
10/1/2011	12/31/2011	426.69	354.27	405.00

1/1/2012	2/8/2012	476.79	409.00	476.68

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2009	3/31/2009	21.00	14.87	18.37
4/1/2009	6/30/2009	24.33	18.19	23.77
7/1/2009	9/30/2009	26.25	22.00	25.89
10/1/2009	12/31/2009	31.50	24.43	30.49

1/1/2010	3/31/2010	31.24	27.57	29.27
4/1/2010	6/30/2010	31.57	22.95	23.01
7/1/2010	9/30/2010	26.41	22.74	24.49
10/1/2010	12/31/2010	28.39	23.78	27.92

1/1/2011	3/31/2011	29.46	24.69	25.36
4/1/2011	6/30/2011	26.87	23.65	26.00
7/1/2011	9/30/2011	28.15	23.79	24.89
10/1/2011	12/31/2011	27.50	24.26	25.96

1/1/2012	2/8/2012	30.67	26.39	30.66

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC
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Reverse Convertible Notes due February 13, 2013 Linked to the Worst Performing of Two Equity Securities

SUPPLEMENTAL PLAN OF DISTRIBUTION
We expect that delivery of the Notes will be made against payment for the Notes on or about February 13, 2012, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement.  For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

RBC Capital Markets, LLC
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